

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2025

Robert Mailloux
Vice President and Controller
Honeywell International Inc.
855 South Mint Street
Charlotte, North Carolina 28202

>   **Re: Honeywell International Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2024**
>   **Filed February 14, 2025**
>   **File No. 001-08974**

Dear Robert Mailloux:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing